CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***].”

Roy S. Luria	Comverse, Inc.
Senior Vice President,	200 Quannapowitt Parkway
General Counsel and	Wakefield, MA 01880
Corporate Secretary	Tel 781 224 8778
Fax 781-224-8144

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY COMVERSE, INC. 001-35572 PURSUANT TO RULE 83

February 14, 2014

VIA EDGAR

Ms. Barbara C. Jacobs, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Comverse, Inc.
Form 10-K for the fiscal year ended January 31, 2013
Filed May 16, 2013
File No. 001-35572

Dear Ms. Jacobs:

Comverse, Inc., a Delaware corporation (the “Company”) respectfully submits this letter in response to the comment received from the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) by letter dated February 4, 2014 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2013, filed with the Commission on May 16, 2013 (the “10-K”). We have recited the comment from the Staff in italicized type and have followed the comment with the Company’s response thereto.

The Company is requesting confidential treatment of the highlighted portions of this letter (as detailed in the Company’s written confidential treatment request which has been submitted under separate cover), pursuant to Rule 83 of the Commission’s Rules on Information Requests, 17 C.F.R. § 200.83, and the Freedom of Information Act.

Business

Customers, page 7

1.

We note that Cellco Partnership (d/b/a as Verizon Wireless) accounted for approximately 14% and 15% of your combined revenue in fiscal years 2013 and 2011, respectively. Please tell us what consideration you gave to disclosing the material terms of your

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001-35572

agreements with this customer in this section and filing such agreements as exhibits. As part of your response, please tell us the percentage of your combined revenue, if any, attributable to Cellco Partnership through the nine months ended October 31, 2013 and if you expect that Cellco Partnership accounted for more than 10% of your combined revenue for the fiscal year ended January 31, 2014. Refer to Item 601(b)(10) of Regulation S-K.

Response to Comment 1

The Company respectfully submits to the Staff that, for the reasons set forth below, it is not substantially dependent upon this agreement for purposes of Item 601(b)(10) and is therefore not required to summarize the material terms of this agreement or file this agreement as an exhibit to the 10-K.

The Company’s agreement with Cellco Partnership is a master purchase agreement made with a customer that sets out the framework for possible sales of products and services in the ordinary course of business. The customer’s purchases under the agreement are made through individual purchase orders from time to time and corresponding amendments, supplements, and statements of work as necessary. Most of the revenue generated under the agreement is non-recurring and relates to specific projects. The portion of the revenue that is generated from maintenance and is recurring accounted for significantly less than [***]% of the Company’s combined revenue for each of the fiscal years reported and at this time we do not expect the portion of the Company’s consolidated revenue attributable to recurring revenue from the customer to materially change in future periods. For the fiscal years ended January 31, 2013 (“Fiscal 2012”) and 2011 (“Fiscal 2010”), Cellco Partnership accounted for approximately 14% and 15%, respectively, of the Company’s combined revenue. It accounted for less than 10% of the Company’s combined revenue for the fiscal year ended January 31, 2012 (“Fiscal 2011”), and is expected to account for approximately [***]% of the Company’s consolidated revenue for the fiscal year ended January 31, 2014 (“Fiscal 2013”). The Company believes that due to quarterly fluctuations in revenue, the percentage of revenue for the nine months ended October 31, 2013 would not be meaningful to investors or indicative of a noteworthy trend.

In addition, it is difficult for the Company to predict whether revenue from the customer will account for more than 10% of consolidated revenue in future fiscal years because most of the revenue generated from the customer is derived from purchase orders for specific projects based on the customer’s needs and the fact that substantially all of the Company’s consolidated revenue has been, and continues to be generated from other customers. As disclosed in the 10-K, the Company markets its products primarily to communication service provides (“CSPs”), such as wireless and wireline, cable and content communication service providers. The Company’s customer base includes more than 450 CSPs in more than 125 countries, including a majority of the 100 largest wireless network CSPs in the world.

The Company respectfully submits to the Staff that the disclosure of the percentage of the Company’s revenue that Cellco Partnership accounted for in Fiscal 2012 and 2010, coupled with the disclosure under “Risk Factors” about the historical importance of the Company’s major customers and the need to maintain, expand and/or replace these customer relationships, is sufficiently informative to investors and that specific disclosure of the material terms of the Company’s agreement with Cellco Partnership would not meaningfully enhance an investor’s understanding of the Company’s business.

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In determining whether to file the Company’s agreement with Cellco Partnership as an exhibit to the 10-K, the Company carefully analyzed the requirements of Item 601(b)(10)(ii)(B) of Regulation S-K. The Company considered all relevant factors, including the non-recurring nature of the customer’s purchases under the agreement, the percentage of revenue that was generated from the customer in fiscal years 2010 through 2012 and is currently expected to be generated in future years, the extent to which the customer is replaceable, the Company’s ability to maintain its relationships with other existing customers and upsell to these customers, and the Company’s ability to attract new customers. After consideration of these factors, the Company determined that it is not substantially dependent upon this agreement for purposes of Item 601(b)(10) and is therefore not required to summarize the material terms of this agreement or file this agreement as an exhibit to the 10-K.

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* * * *

As specifically requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information on these issues, or if we can provide you with any other information, please advise us at your convenience. You may reach me at (781) 224-8778.

Sincerely, Comverse, Inc. /s/ Roy S. Luria Roy S. Luria Senior Vice President, General Counsel and Corporate Secretary

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